SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MANAGEMENT’S PROPOSAL FOR
ALLOCATION OF PROFIT REFERRING TO
FISCAL YEAR 2006

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) has proposed that the net profit for fiscal year 2006, in the amount of R$ 684,473,010.04 , be allocated as follows:

1 – Legal Reserve

As provided for in art. 193 of Law no. 6404/76, as amended, 5% (five per cent) of the Net Profit for the Year, equivalent to R$ 34,223.650.50, shall be allocated to the Legal Reserve.

2 – Dividends and Interest on Own Capital

In compliance with the provisions set forth in the Company’s Bylaws, in art. 202 of Law no. 6404/76, as amended, and in conformity with Law no. 9279/95, the company’s management has proposed that the amount of R$ 181,145,464.78 (including IRRF - Withheld Corporate Income Tax - in the amount of R$8,037,399.31), be used for payment of dividends and interest on own capital, with respect to common and preferred shares of the Company, as described below:

	Interest				Total value
	on Own		Gross		to be
	Capital(1)	Dividends	value	Net value	distributed	Number of
	(in	(R$	per	per	(in	shares (in	Distribution
Period	million)	million)	share	share(2)	million(3) )	million)	percentage(4)
1st
Quarter	30.1	8.1	0.22	0.19	38.2	196.0	25.0%
2nd
Quarter	27.2	-	0.16	0.14	27.2	196.2	29.2%
3rd
Quarter	25.1	32.6	0.32	0.29	57.7	196.2	26.1%
4th
Quarter	22.9	16.6	0.22	0.20	39.5	196.2	21.5%
Total	105.3	57.3	0.92	0.83	162.6	n/a	25.0%

1.	Interest on own capital is net of 15% Withheld Corporate Income Tax.
2.	Per share payment represents the total value to be distributed, deducted by 15% of IRRF
3.	Total value to be distributed deducted by 15% of IRRF
4.	Distribution percentage represents the total net value to be distributed per share divided by the base profit for calculation of the minimum mandatory dividend.

3 – Profit Reserve

Under the terms of the Company’s Bylaws, the management has also proposed that the remaining balance of the Net Adjusted Profit, in the amount of R$ 469,103,894.75, be held in the Profit Reserve account, in order to be used for fleet expansion projects and other investments, as described in the Company’s Budget Plan.

São Paulo, February 1, 2007.

THE MANAGEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.